SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2015

Commission File Number: 001-36581

Vascular Biogenics Ltd.

(Translation of registrant’s name into English)

6 Jonathan Netanyahu St.

Or Yehuda

Israel 60376

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXPLANATORY NOTE

This Amendment No. 1 on Form 6-K/A amends and restates the contents of the press release filed with the Form 6-K on August 13, 2015 by Vascular Biogenics Ltd. (the “Company”), which contained the Company’s financial results for the quarter ended June 30, 2015, for the purpose of supplementing the notes to the financial statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VASCULAR BIOGENICS LTD.

Date: October 2, 2015	By:	/s/ Dror Harats

		Name:	Dror Harats

		Title:	Chief Executive Officer

VASCULAR BIOGENICS LTD.

CONDENSED INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

AS OF JUNE 30, 2015

VASCULAR BIOGENICS LTD.

CONDENSED INTERIM STATEMENTS OF FINANCIAL POSITION

(UNAUDITED)

	June 30, 2015	December 31, 2014
	U.S. dollars in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	$20,528	$36,783
Short-term bank deposits	11,020
Other current assets	704	961

TOTAL CURRENT ASSETS	32,252	37,744

NON-CURRENT ASSETS:
Property and equipment, net	332	358
Long-term prepaid expenses	454	36

TOTAL NON-CURRENT ASSETS	786	394

TOTAL ASSETS	33,038	38,138

Liabilities and equity
CURRENT LIABILITIES:
Accounts payable:
Trade	2,138	695
Other	1,193	2,235

TOTAL CURRENT LIABILITIES	3,331	2,930

NON-CURRENT LIABILITIES:
Severance pay obligations, net	109	106

TOTAL NON-CURRENT LIABILITIES	109	106

TOTAL LIABILITIES	3,440	3,036

EQUITY:
Ordinary Shares	32	32
Other comprehensive income	39	39
Additional paid in capital	162,628	162,191
Accumulated deficit	(133,101)	(127,160)

TOTAL EQUITY	29,598	35,102

TOTAL LIABILITIES AND EQUITY	$33,038	$38,138

The accompanying notes are an integral part of these condensed financial statements.

VASCULAR BIOGENICS LTD.

CONDENSED INTERIM STATEMENTS OF COMPREHENSIVE LOSS

(UNAUDITED)

	Three month ended June 30		Six month ended June 30
	2015	2014	2015	2014
	U.S. dollars in thousands
RESEARCH AND DEVELOPMENT EXPENSES, net	$1,989	$2,964	$4,019	$5,311
GENERAL AND ADMINISTRATIVE EXPENSES	1,134	477	1,933	1,053

OPERATING LOSS	3,123	3,441	5,952	6,364

FINANCIAL INCOME	(17)	(1)	(32)	(5)
FINANCIAL EXPENSES
Loss from change in fair value of convertible loan	—	243	—	2,341
Other financial expenses (income)	(142)	17	21	55

FINANCIAL EXPENSES (INCOME), net	(159)	259	(11)	2,391

COMPREHENSIVE LOSS	2,964	3,700	5,941	8,755

LOSS PER ORDINARY SHARE, basic and diluted	$0.15	$3.23	$0.30	$7.78

	Number of shares		Number of shares
Weighted average ordinary share outstanding – basic and diluted	19,914,538	1,144,523	19,906,562	1,125,536

The accompanying notes are an integral part of these condensed financial statements.

VASCULAR BIOGENICS LTD.

CONDENSED INTERIM STATEMENTS OF CHANGES IN EQUITY (CAPITAL DEFICIENCY)

(UNAUDITED)

	Number of shares		Ordinary shares		Preferred shares	Other comprehensive income	Additional paid-in capital	Accumulated deficit	Total
	Ordinary	Preferred	U.S. dollars in thousands

BALANCE AT JANUARY 1, 2014	1,098,248	10,069,566	$1		$7	$29	$86,133	$(109,753)	$(23,583)
CHANGES FOR SIX MONTHS ENDED JUNE 30, 2014:
Share-based payments – value of employees and non-employees services	—	—	—		—	—	228	—	228
Employee stock options exercised	132,134	—		*	—	—	266	—	266
Conversion of convertible loan into preferred E shares	—	1,082,235	—		3	—	33,378	—	33,381
Issuance of preferred E shares	—	413,096	—		1	—	4,937	—	4,938
Comprehensive Loss	—	—	—		—	—	—	(8,755)	(8,755)

BALANCE AT JUNE 30, 2014	1,230,382	11,564,897	$1		$11	$29	$124,942	$(118,508)	$6,475

BALANCE AT JANUARY 1, 2015	19,898,674	—	$32		$—	$39	$162,191	$(127,160)	$35,102

CHANGES FOR SIX MONTHS ENDED JUNE 30, 2015:
Share-based payments – value of employees and non-employees services	—	—	—		—	—	408	—	408
Employee stock options exercised	17,164	—	—		—	—	29	—	29
Comprehensive Loss	—	—	—		—	—	—	(5,941)	(5,941)

BALANCE AT JUNE 30, 2015	19,915,838	—	$32		$—	$39	$162,628	$(133,101)	$29,598

*	Amount less than $1 thousand

The accompanying notes are an integral part of these condensed financial statements.

VASCULAR BIOGENICS LTD.

CONDENSED INTERIM CASH FLOW STATEMENTS

(UNAUDITED)

	Six months ended June 30
	2015	2014
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Loss for the period	$(5,941)	$(8,755)
Adjustments required to reflect net cash used in operating activities (see appendix A)	754	2,590
Interest received	12	8

Net cash used in operating activities	(5,175)	(6,157)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(36)	(47)

Purchases of short-term deposits	(11,000)	—
Maturity of short-term deposits	—	1,494

Net cash (used in) generated from investing activities	(11,036)	1,447

CASH FLOWS FROM FINANCING ACTIVITIES:
Exercise of employees stock options	29	266
Issuance of preferred E shares	—	4,939

Net cash generated from financing activities	29	5,205

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(16,182)	495
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	36,783	9,377
EXCHANGE LOSSES ON CASH AND CASH EQUIVALENTS	(73)	(35)

CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	$20,528	$9,837

APPENDIX A:
Adjustments required to reflect net cash used in operating activities:
Depreciation	$62	$72
Interest income	(12)	(8)
Accrued interest	(20)	—
Loss from change in fair value of convertible loan	—	2,341
Exchange losses on cash and cash equivalents	73	35
Net changes in severance pay	3	1
Share-based payments	408	228

	514	2,669

Changes in working capital:
Decrease (increase) in other current assets	257	(1,865)
Increase in long term prepaid expenses	(418)	(3)
Increase (decrease) accounts payable and accruals:
Trade	1,443	970
Other	(1,042)	819

	240	(79)

	$754	$2,590

The accompanying notes are an integral part of the condensed financial statements

VASCULAR BIOGENICS LTD.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 1 - GENERAL

Vascular Biogenics Ltd. (the “Company”) was incorporated in January 27, 2000. The Company is a late-stage clinical biopharmaceutical company focused on the discovery, development and commercialization of first-in-class treatments for cancer. VBL has also developed a proprietary platform of small molecules, Lecinoxoids, for the treatment of chronic immune-related indications.

VB-111 is the Company’s lead product candidate in the Company’s cancer program, and VB-201 is the Company’s lead Lecinoxoid-based product candidate. In February 2015, VB-201 did not meet the preset endpoints in Phase 2 clinical trials for psoriasis and for ulcerative colitis.

In January 2015, the Company executed an agreement with Pharmaceutical Product Development, LLC (PPD), a global contract research organization (CRO), to conduct its Phase 3 Clinical Trial of VB-111 in rGBM. The Company is commencing its Phase 3 Clinical Trial of VB-111 in rGBM under a special protocol assessment concurred by the FDA.

Since its inception, the Company has been engaged in research and development activities.

Since the Company is engaged in research and development activities, it has not yet derived income from its activity and has incurred through June 30, 2015 accumulated losses in the amount of $133.1 million.

NOTE 2 - BASIS OF PREPARATION

The Company’s condensed interim financial statements as of June 30, 2015 and for the three and six months then ended (the “interim financial statements”) have been prepared in accordance with International Accounting Standard No. 34, “Interim Financial Reporting” (“IAS 34”). These interim financial statements, which are unaudited, do not include all disclosures necessary for a complete presentation of financial position, results of operations, and cash flows in conformity with generally accepted accounting principles. The condensed interim financial statements should be read in conjunction with the Company’s annual financial statements as of December 31, 2014 and for the year then ended and their accompanying notes, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards board (“IASB).” The results of operations for the six months ended June 30, 2015 are not necessarily indicative of the results that may be expected for the entire fiscal year or for any other interim period.

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

The accounting policies and calculation methods applied in the preparation of the interim financial statements are consistent with those applied in the preparation of the annual financial statements as of December 31, 2014 and for the year then ended.

NOTE 4 - FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

The Company’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and price risk), credit risk and liquidity risk. The interim financial statements do not include all financial risk management information and disclosures required in the annual financial statements; they should be read in conjunction with the Company’s annual financial statements as of December, 31 2014. There have been no changes in the risk management department or in any risk management policies since the year end.

NOTE 5 - SHAREHOLDERS’ EQUITY

In January 2015, the Company granted to each of the two external directors of the Company the options to purchase 30,000 ordinary shares of the Company, par value NIS 0.01 each, at an exercise price equal to $6.03 with a vesting period of three years under the Company’s Grantee Share Ownership and Option Plan (“the 2014 Plan”). The fair value of these options was estimated at $722 thousand with expected volatility based on comparable companies in the healthcare sector: 69.0%; risk-free interest rate: 1.99% (the risk-free interest rate is determined based on rates of return on maturity of unlinked treasury bonds with time to maturity that equals the average life of the options); expected dividend: zero; and the contractual term.

NOTE 6—CASH AND CASH EQUIVALENTS AND SHORT-TERM BANK DEPOSITS:

Cash and cash equivalents and short-term bank deposits as of June 30, 2015 comprised of $20.5 million and $11.0 million, respectively. The short-term bank deposits as of June 30, 2015 were for terms of six months to nine months and carried interest at annual rates of 0.4%—0.58%.

NOTE 7—CONVERTIBLE LOAN

On July 1, 2013, we closed a Convertible Bridge Loan Agreement, or the CLA, with some of our shareholders and related parties. The CLA provided for the infusion of an aggregate amount of $10.0 million in the form of a convertible bridge loan, or the Convertible Loan, to bridge our cash needs until a financing opportunity is achieved. The Convertible Loan was denominated in U.S. dollars and bore an annual interest rate of 10%.

On May 15, 2014, or the Conversion Date, the Convertible Loan was converted into 1,082,235 Preferred E Shares. Following such conversion, the entire balance of the Convertible Loan was reflected in equity. During the period January 1 through May 15, 2014, there was a loss of $2.3 million from the change in fair value of the convertible loan.

For more detail, see Note 8 to our Annual Report on Form 20-F financial statements and Item 5. Operating and Financial Review and Prospects – Financial Overview – Convertible Loan as of December 31, 2014.

NOTE 8—COMMITMENTS:

The Company’s commitments relate to operating leases such as building and vehicle leases and product licensing, which are further disclosed in the Annual Report on Form 20-F as of December 31, 2014.

OPERATING AND FINANCIAL REVIEW

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the Company’s annual financial statements as of December 31, 2014 (included in our Annual Report of Foreign Private Issuer on Form 20-F for the year ended December 31, 2014) and for the year then ended and their accompanying notes and the related notes and the other financial information included elsewhere in this release. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors. Our audited financial statements as of December 31, 2014 and our unaudited financial statements for the 6 months ended on June 30, 2015 (the “Period”) have been prepared in accordance with IFRS, as issued by the IASB. Unless stated otherwise, comparisons included herein are made to the 6 month period ended on June 30, 2014 (the “Parallel Period”).

About VBL

Vascular Biogenics Ltd., operating as VBL Therapeutics, is a publicly-traded clinical-stage biopharmaceutical company focused on the discovery, development and commercialization of first-in-class treatments for cancer. Our program is based on our proprietary Vascular Targeting System, or VTS, platform technology, which utilizes genetically targeted therapy to destroy newly formed, or angiogenic, blood vessels, and which we believe will allow us to develop product candidates for multiple oncology indications.

Our lead product candidate, VB-111, is a gene-based biologic that we are initially developing for recurrent glioblastoma, or rGBM, platinum resistant ovarian cancer and advanced thyroid cancer. The most advanced indication in the clinical development is for rGBM, an aggressive form of brain cancer. We have obtained fast track designation for VB-111 in the United States for prolongation of survival in patients with glioblastoma that has recurred following treatment with standard chemotherapy and radiation. We have also received orphan drug designation in both the United States and Europe. The U.S. Food and Drug Administration, or FDA, has concurred with the design and planned analyses of our Phase 3 pivotal trial of VB-111 in rGBM pursuant to a special protocol assessment, or SPA. We intend to begin this trial in the next few weeks.

We also have been conducting a program targeting anti-inflammatory diseases based on the use of our Lecinoxoid platform technology. Lecinoxoids are a novel class of small molecules we developed that are structurally and functionally similar to naturally occurring molecules known to modulate inflammation. As we reported in February 2015, the lead product candidate from this program, VB-201, did not meet the primary endpoints in Phase 2 clinical trials for psoriasis and for ulcerative colitis. As a result, we have ceased our development of VB-201 in those indications. We are currently evaluating whether to develop VB-201 in atherosclerosis or other indications, and we continue to investigate other potential Lecinoxoids for development as well, but in the near term, we intend to focus substantially all of our efforts and resources on advancing our VB-111 oncology program.

Various statements in this release concerning our future expectations constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words such as “may,” “expects,” “anticipates,” “believes,” and “intends,” and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are incurred losses; dependence on the success of our lead products, VB-111, its regulatory approval and commercialization; the novelty of our technologies, which makes it difficult to predict the time and cost of product candidate development and potential regulatory approval; as well as potential delays in our clinical trials.

These and other factors are more fully discussed in the “Risk Factors” section of the Annual Report on Form 20-F as of December 31, 2014. In addition, any forward-looking statements represent our views only as of the date of this release and should not be relied upon as representing our views as of any subsequent date. We do not assume any obligation to update any forward-looking statements unless required by law.

Overview

We are a clinical-stage biopharmaceutical company focused on the discovery, development and commercialization of first-in-class treatments for cancer. Our program is based on our proprietary Vascular Targeting System, or VTS, platform technology, which utilizes genetically targeted therapy to destroy newly formed, or angiogenic, blood vessels, and which we believe will allow us to develop product candidates for multiple oncology indications.

We are developing our lead oncology product candidate, VB-111, for solid tumor indications, with current clinical programs in rGBM, thyroid cancer and ovarian cancer. When studying the interim analyses of data from our ongoing open-label Phase 2 clinical trial of VB-111 in rGBM, we observed dose-dependent attenuation of tumor growth and an increase in median overall survival, which is the time interval from initiation of treatment to the patient’s death. The FDA has granted VB-111 fast track designation for prolongation of survival in patients with glioblastoma that has recurred following treatment with temozolomide, a chemotherapeutic agent commonly used to treat newly diagnosed glioblastoma, and radiation. On July 1, 2014, the FDA concurred with the design and planned analyses of our Phase 3 pivotal trial of VB-111 in rGBM pursuant to a SPA. At the time, commencement of the trial was subject to our providing the agency with more information regarding our potency release assay for the trial. We developed this assay and submitted initial information to the FDA on May 26, 2014. On February 5, 2015 the FDA has found our data satisfactory and removed the partial hold. Therefore, we intend to begin our Phase 3 pivotal trial of VB-111 in rGBM this year, as planned. We expect to receive interim data from this trial in the second half of 2016. In addition, VB-111 is being studied in a Phase 2 clinical trial of VB-111 in thyroid cancer and in an investigator-initiated Phase 1/2 clinical trial in ovarian cancer in combination with paclitaxel, a chemotherapeutic agent commonly used to treat ovarian cancer. As of June 30, 2015, we had studied VB-111 in over 170 patients and have observed it to be well-tolerated. We have been granted composition of matter patents that, together with orphan drug designations in both the United States and Europe, we believe will provide exclusivity for VB-111, if approved for marketing, until at least 2027.

We plan to leverage our platforms to develop additional therapeutics. For example, we are conducting pre-clinical studies of additional potential product candidates based on our VTS platform technology. We have also identified additional Lecinoxoid derivatives that may have increased efficacy or specificity compared to VB-201 and which may have potential for additional indications.

We commenced operations in 2000, and our operations to date have been limited to organizing and staffing our company, business planning, raising capital, developing our VTS and Lecinoxoid platform technologies and developing our product candidates, including conducting pre-clinical studies and clinical trials of VB-111 and VB-201. To date, we have funded our operations through private sales of preferred shares, a convertible loan, public offering and grants from the Israeli Office of Chief Scientist, or OCS, under the Israel Encouragement of Research and Development in Industry, or the Research Law. We have no products that have received regulatory approval and accordingly have never generated revenue. Since our inception and through June 30, 2015, we had raised an aggregate of $170.9 million to fund our operations, of which $113.4 million was from sales of our equity securities, $40.5 from our initial public offering, or IPO, and $17.0 million from OCS grants.

Since inception, we have incurred significant losses. Our loss for the Period was $5.9 million. For the years ended December 31, 2014 and 2013, our loss was $17.4 million and $17.3 million, respectively. We expect to continue to incur significant expenses and losses for at least the next several years. As of June 30, 2015, we had an accumulated deficit of $133.1 million. Our losses may fluctuate significantly from quarter to quarter and year to year, depending on the timing of our clinical trials, the receipt of payments under any future collaboration we may enter into, and our expenditures on other research and development activities.

As of June 30, 2015, we had cash, cash equivalents and short-term bank deposits of $31.5 million. To fund further operations, we will need to raise additional capital. We may seek these funds through a combination of private and public equity offerings, debt financings, government grants, strategic collaborations and licensing arrangements. Additional financing may not be available when we need it or may not be available on terms that are favorable to us.

As of June 30, 2015, we had 33 employees. Our operations are located in a single facility in Or Yehuda, Israel.

Financial Overview

Revenue

To date, we have not generated any revenue. We do not expect to receive any revenue from any product candidates that we develop unless and until we obtain regulatory approval and commercialize our products or enter into collaborative agreements with third parties.

Research and Development Expenses

Research and development expenses consist of costs incurred for the development of both of our platform technologies and our product candidates. Those expenses include:

•	employee-related expenses, including salaries and share-based compensation expenses for employees in research and development functions;

•	expenses incurred in operating our laboratories and small-scale manufacturing facility;

•	expenses incurred under agreements with CROs and investigative sites that conduct our clinical trials;

•	expenses relating to outsourced and contracted services, such as external laboratories, consulting and advisory services;

•	supply, development and manufacturing costs relating to clinical trial materials;

•	maintenance of facilities, depreciation and other expenses, which include direct and allocated expenses for rent and insurance; and

•	costs associated with pre-clinical and clinical activities.

Research expenses are recognized as incurred. An intangible asset arising from the development of our product candidates is recognized if certain capitalization conditions are met. As of June 30, 2015, we did not have any capitalized development costs.

Costs for certain development activities are recognized based on an evaluation of the progress to completion of specific tasks using information and data provided to us by our vendors and clinical sites. Nonrefundable advance payments for goods or services to be received in future periods for use in research and development activities are deferred and capitalized. The capitalized amounts are then expensed as the related goods are delivered and the services are performed.

We have received grants from the OCS as part of the research and development programs for our VTS and Lecinoxoid platform technologies. The requirements and restrictions for such grants are found in the Research Law. These grants are subject to repayment through future royalty payments on any products resulting from these research and development programs, including VB-111 and VB-201. The total gross amount of grants actually received by us from the OCS, including accrued LIBOR interest as of June 30, 2015 totaled $20.4 million, of which $0.5 million was received in the Period. As of June 30, 2015, we had not paid any royalties to the OCS.

Information on our liabilities and the restrictions that we are subject to under the Research Law in connection with the OCS grants that we have received is detailed in the Annual Report on Form 20-F as of December 31, 2014.

Under applicable accounting rules, the grants from the OCS have been accounted for as an off-set against the related research and development expenses in our financial statements. As a result, our research and development expenses are shown on our financial statements net of the OCS grants.

General and Administrative Expenses

General and administrative expenses consist principally of salaries and related costs for personnel in executive and finance functions such as salaries, benefits and share-based compensation. Other general and administrative expenses include facility costs not otherwise included in research and development expenses, communication expenses, and professional fees for legal services, patent counseling and portfolio maintenance, consulting, auditing and accounting services.

Financial Expenses (Income), Net

Financial income is comprised of interest income generated from interest earned on our cash, cash equivalents and short-term bank deposits and gains and losses due to fluctuations in foreign currency exchange rates mainly in the appreciation and depreciation of the NIS exchange rate against the U.S. dollar.

Financial expenses primarily consist of fluctuations in foreign currency exchange rates and gains and losses resulting from the re-measurement of our convertible loan liability between July 2013 and May 2014. We continued to record adjustments to the estimated fair value of the convertible loan liability until it was converted into our Series E preferred shares in May 2014, after which we no longer record any related periodic fair value adjustments.

Taxes on Income

We have not generated taxable income since our inception, and had carry forward tax losses as of December 31, 2014 of $102.0 million. We anticipate that we will be able to carry forward these tax losses indefinitely to future tax years. Accordingly, we do not expect to pay taxes in Israel until we have taxable income after the full utilization of our carry forward tax losses.

We recognize deferred tax assets on losses for tax purposes carried forward to subsequent years if utilization of the related tax benefit against a future taxable income is expected. We have not created deferred taxes on our tax loss carry forward since their utilization is not expected in the foreseeable future.

Critical Accounting Policies and Significant Judgments and Estimates

This management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with IFRS. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported expenses incurred during the reporting periods. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

We make estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Share-Based Compensation

We operate a number of equity-settled, share-based compensation plans for employees (as defined in IFRS 2 “Share-Based Payments”), directors and service providers. As part of the plans, we grant employees, directors and service providers, from time to time and at our discretion, options to purchase our ordinary shares. The fair value of the services received in exchange for the grant of the options is recognized as an expense in our statements of comprehensive loss and is carried to additional paid in capital in our statements of financial position. The total amount is recognized as an expense ratably over the vesting period of the options, which is the period during which all vesting conditions are expected to be met.

We estimate the fair value of our share-based awards to employees, directors and service providers using the Black-Scholes option pricing model, which requires the input of highly subjective assumptions, including (a) the expected volatility of our shares, (b) the expected term of the award, (c) the risk-free interest rate, and (d) expected dividends. Due to the lack of a public market for the trading of our shares until October 2014 and a lack of company-specific historical and implied volatility data, we have based our estimate of expected volatility on the historic volatility of a group of similar companies that are publicly traded. We will continue to apply this process until a sufficient amount of historical information regarding the volatility of our own share price becomes available.

We are also required to estimate forfeitures at the time of grant, and revise those estimates in subsequent periods if actual forfeitures differ from the estimates. Vesting conditions are included in assumptions about the number of options that are expected to vest. At the end of each reporting period, we revise our estimates of the number of options that are expected to vest based on the nonmarket vesting conditions. We recognize the impact of the revision to original estimates, if any, in profit or loss, with a corresponding adjustment to additional paid in capital.

Convertible Loan

On July 1, 2013, we closed a Convertible Bridge Loan Agreement, or the CLA, with some of our shareholders and related parties. The CLA provided for the infusion of an aggregate amount of $10.0 million in the form of a convertible bridge loan, or the Convertible Loan, to bridge our cash needs until a financing opportunity is achieved. The Convertible Loan was denominated in U.S. dollars and bore an annual interest rate of 10%.

On May 15, 2014, or the Conversion Date, the Convertible Loan was converted into 1,082,235 Preferred E Shares. Following such conversion, the entire balance of the Convertible Loan was reflected in equity.

For more detail, see Note 8 to our Annual Report on Form 20-F financial statements and Item 5. Operating and Financial Review and Prospects – Financial Overview – Convertible Loan as of December 31, 2014.

Results of Operations

Comparison of 6 month periods Ended June 30, 2015 and 2014:

	6 months ended, June 30		Increase (decrease)
	2015	2014	$	%
	(in thousands)
Expenses:
Research and development, gross	$4,806	$6,383	$(1,577)	-25%
Government grants	(787)	(1,072)	285	-27%

Research and development, net	$4,019	$5,311	$(1,292)	-24%
General and administrative	1,933	1,053	880	84%

Operating loss	5,952	6,364	(412)	-6%
Financial expense (income), net	(11)	2,391	(2,402)	-100%

Loss	$5,941	$8,755	$(2,814)	-32%

Research and development expenses, net. Research and development expenses are shown net of OCS grants. Research and development expenses were $4.0 million for the Period, compared to $5.3 million in the Parallel Period, a decrease of $1.3 million or 24%. The decrease in gross research and development expenses of $1.6 million or 25% is mainly related to lower expenses for VB-201 and Psoriasis subcontractors and consultants in 2015 as the clinical trials were completed by 2014, in addition to a decrease in payroll and related expenses as a result of a favorable currency exchange rate and a reversal of a bonus provision that was paid out in the Period, offset by a decrease in OCS grants received in the Period compared to the Parallel Period of $0.3 million or 27% due to a grant payment deferment from 2013 to the beginning of 2014.

General and administrative expenses. General and administrative expenses for the Period were $1.9 million, compared to $1.1 million for the Parallel Period, an increase of $0.9 million or 84%. The increase was attributable to share-based compensation expense for options granted to 2 external directors of the Company and additional costs associated with being a public company such as increased legal, insurance, and compliance fees.

Financial expenses (income), net. Financial expenses (income), net for the Period were $0.01 million, compared to $2.4 million for the Parallel Period, a decrease of $2.4 million or 100%. The decrease was primarily attributable to the change in the fair value of the convertible loan in the Parallel Period with no additional impact in the Period since its conversion to Preferred E Shares on May 15, 2014.

Liquidity and Capital Resources

Since our inception and through June 30, 2015, we have raised a total of $113.4 million from sales of our equity securities before the initial public offering, $40.5 million gross in the public offering ($34.9 million net) and $17.0 million from OCS grants. Our primary uses of cash have been to fund working capital requirements and research and development, and we expect these will continue to represent our primary uses of cash. We expect our cash, cash equivalents and short-term bank deposits as of June 30, 2015 to be sufficient to fund our operations for approximately 24 months.

Funding Requirements

At June 30, 2015, we had cash, cash equivalents and short-term bank deposits totaling $31.5 million and working capital of $28.9 million. We expect that our cash, cash equivalents and short-term bank deposits will enable us to fund our operating expenses and capital expenditure requirements for approximately 24 months and will be sufficient to enable us to receive interim data from our planned Phase 3 clinical trial of VB-111 in rGBM, to complete our Phase 1/2 clinical trial for VB-111 in ovarian cancer, and to complete our Phase 1/2 clinical trial for VB-111 in rGBM. We are unable to estimate the amounts of increased capital outlays and operating expenses associated with completing the development of VB-111 and our other product candidates. Our future capital requirements will depend on many factors, including:

•	the costs, timing and outcome of regulatory review of VB-111 and any other product candidates we may pursue;

•	the costs of future development activities, including clinical trials, for VB-111 and any other product candidates we may pursue;

•	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims;

•	the extent to which we acquire or in-license other products and technologies; and

•	our ability to establish any future collaboration arrangements on favorable terms, if at all.

Until such time, if ever, as we can generate substantial product revenue, we expect to finance our cash needs through a combination of equity offerings, debt financings, collaborations, strategic alliances and licensing arrangements. We do not have any committed external source of funds.

Cash Flows

The following table sets forth the primary sources and uses of cash for each of the periods set forth below:

	Period ended June 30
	2015	2014
	(In thousands)
Cash used in operating activities	$(5,175)	$(6,157)
Cash provided by investing activities	(11,036)	1,447
Cash provided by financing activities	29	5,205

Net increase (decrease) in cash and cash equivalents	$(16,182)	$495

Operating Activities

Cash used in operating activities for the Period was $5.2 million and consisted primarily of net loss of $5.9 million arising primarily from research and development activities, partially offset by a net decrease in working capital of $0.2 million, and net aggregate non-cash charges of $0.5 million.

Cash used in operating activities for the Parallel Period was $6.2 million and consisted primarily of net loss of $8.8 million arising primarily from research and development activities in addition to a net increase in working capital of $0.08 million, partially offset by net aggregate non-cash charges of $2.7 million.

Investing Activities

Net cash provided by investing activities was ($11.0) million for the Period and $1.5 million for the Parallel Period. This was primarily due to the increase and maturation of short-term bank deposits, respectively.

Financing Activities

Net cash provided by financing activities was $0.03 million for the Period and $5.2 million for the Parallel Period. This was primarily due to the issuance of preferred E shares in 2014 of $4.9 million. There were no significant financing activities in 2015.

Contractual Obligations and Commitments

The following tables summarize our contractual obligations and commitments as of June 30, 2015 that will affect our future liquidity:

	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
	(In thousands)
Licenses	$336	$112	$224	$—	$—
Operating leases	660	123	537	—	—

Total	$996	$235	$761	$—	$—

Off-Balance Sheet Arrangements

Since our inception, we have not engaged in any off-balance sheet arrangements, as defined in the rules and regulations of the SEC, such as relationships with unconsolidated entities or financial partnerships, which are often referred to as structured finance or special purpose entities, established for the purpose of facilitating financing transactions that are not required to be reflected on our statement of financial positions.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of foreign currency exchange rates. Approximately 31% of our expenses in the first 6 months of 2015 were denominated in New Israeli Shekels and 5% in Euros. Changes of 5% and 10% in the US$/NIS or the US$/Euro exchange rate will increase or decrease the operation expenses by up to 2% and 1%, respectively.

Foreign Currency Exchange Risk

Fluctuations in exchange rates, especially the NIS against the U.S. dollar, may affect our results, as some of our assets are linked to NIS, as are some of our liabilities. In addition, the fluctuation in the NIS exchange rate against the U.S. dollar may impact our results, as a portion of our operating cost is NIS denominated.

Inflation Risk

We do not believe that inflation had a material effect on our business, financial condition or results of operations in the last two fiscal years. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through hedging transactions. Our inability or failure to do so could harm our business, financial condition and results of operations.

Recently Issued and Adopted Accounting Pronouncements

IFRS 9, Financial Instruments, addresses the classification, measurement and recognition of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2014. It replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through OCI and fair value through P&L. There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39. For financial liabilities, there were no changes to classification and measurement except for the recognition of changes in own credit risk in other comprehensive income for liabilities designated at fair value through profit or loss. The standard is effective for accounting periods beginning on or after January 1, 2018. Early adoption is permitted. We have yet to assess IFRS 9’s full impact.

JOBS Act

On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an “emerging growth company.” As an “emerging growth company,” we are electing to not take advantage of the extended transition period afforded by the JOBS Act for the implementation of new or revised accounting standards, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to not take advantage of the extended transition period for complying with new or revised accounting standards is irrevocable. In addition, we are in the process of evaluating the benefits of relying on the other exemptions and reduced reporting requirements provided by the JOBS Act.